

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

R. Scott Rowe
Chief Executive Officer
Flowserve Corporation
5215 N. O' Connor Blvd., Suite 700
Irving, TX 75039

  Re: Flowserve Corporation
    Form 10-K for the Fiscal Year ended December 31, 2022
    Filed March 7, 2023
    File No. 001-13179

Dear R. Scott Rowe:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation